Exhibit 99.1

For Immediate Release
November 1, 2007
DRAXIS Health Reports Third Quarter Results

MISSISSAUGA, ONTARIO, November 1, 2007 - DRAXIS Health Inc. (TSX: DAX); (Nasdaq: DRAX) reported financial results for the third quarter and the nine months ended September 30, 2007. Consolidated revenues and earnings for the third quarter and the first nine months of 2007 were down from the same periods in 2006 primarily due to factors affecting the contract manufacturing business including reduced demand as a result of inventory adjustments by customers, continued production delays in contract manufacturing that prevented the shipment of planned quantities before the end of the quarter and severance costs, compounded by the continued rapid strengthening of the Canadian dollar versus the U.S. dollar. All amounts are expressed in U.S. dollars.

Highlights

•                  Consolidated revenues for the third quarter of 2007 were $18.0 million, compared to $21.2 million in the third quarter of 2006; nine month consolidated revenues were $58.4 million in 2007 compared to $64.6 million in 2006. Revenues were down due to reduced short-term demand for selected products as customer inventory adjustments were addressed primarily in the third quarter. As a result, product sales for the third quarter of 2007 were $17.4 million versus $19.8 million for the third quarter of 2006.

•                  Operating loss for the third quarter was $1.7 million in 2007 compared to operating income of $3.4 million in 2006; nine month operating income was $3.3 million in 2007 and $10.7 million in 2006.

•                  For the third quarter of 2007 diluted EPS was negative 3 cents (or negative 2 cents adjusted diluted EPS — See Schedule of Supplemental Information) versus diluted EPS of 6 cents (or 4 cents adjusted diluted EPS) in the third quarter of 2006; for the first nine months of 2007 diluted EPS was 5 cents (or 4 cents adjusted diluted EPS) versus diluted EPS of 19 cents (or 14 cents adjusted diluted EPS) for the same period in 2006.

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents per share annually to 2006’s reported earnings per share.

•                  Cash flows from operating activities in 2007 were $2.1 million in the third quarter and $10.2 million for the first nine months, compared to operating cash flows of $5.9 million and $10.4 million respectively for the same periods in 2006. The decrease relates to lower cash earnings in the contract manufacturing segment.

•                  Cash and cash equivalents at September 30, 2007 were $26.9 million compared to $19.9 million at September 30, 2006. Investments to date in 2007 have included capital projects such as a new warehouse management system, information technology and SAP platform upgrades and new installations related to a substantial non-sterile contract signed during the third quarter.

“The third quarter was negatively impacted by continued poor performance at our contract manufacturing division, due to the previously disclosed decline in production volumes of sterile products, particularly Hectorol® Injection, but compounded as well by lower margins in our radiopharmaceuticals division and a short-term delay in orders for selected products as a result of new inventory management policies recently adopted by a key customer,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “Results have also been significantly affected again this quarter by the continued and unprecedented strengthening of the Canadian dollar against the U.S. dollar. On a positive note, the signing of our significant contract with Johnson & Johnson Consumer Companies, Inc. bodes well for profitability growth in our contract manufacturing business. For this and the many other factors contributing to our long term growth, we continue to believe that 2007 and the first part of 2008 is a period when the Company will be in transition to be positioned for significant growth from late 2008 through to 2010 and 2011.”

Dr. Barkin also noted, “We have been proactive in addressing performance issues.  Jean-Pierre Robert was appointed during the third quarter to head up DRAXIS Pharma as well as DRAXIMAGE.  At DRAXIS Pharma, he has recently recruited a new head of quality operations and brought in a new head of engineering services. We have initiated a comprehensive realignment of accountabilities across the Company with the objective of reducing expenses associated with core operations to manage our cost structure in line with current revenue expectations and the rapidly accelerating value of the Canadian dollar. This includes a plan to reduce the number of corporate executives by one-third by the end of 2007. Many of these actions have already resulted in severance costs and will similarly impact results going forward, particularly the fourth quarter.  When these initiatives are completed we expect that the Company will return to its historic levels of revenue and earnings growth.”